White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Clarification of Previous Disclosure

White Knight Resources Ltd. (TSXV – WKR) (the “Company”)
Vancouver, British Columbia
October 5, 2005

As a result of a review by the TSX Venture Exchange, we are issuing the following press release to clarify our disclosure.

In our news release issued October 4, 2005, the Company cited an historical resource for its New Pass property which contained some but not complete National Instrument 43-101 compliant statements. Accordingly, the following is a restatement of the historical mineral resource estimate, including the information required under Section 2.4 of the NI 43-101 and attached cautionary statements.

New Pass Property

In 1989, Westmont Gold Inc. estimated an historic indicated resource of 3,371,000 tons grading an average of 0.042 oz/ton using a 0.02 oz/ton cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been redefined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.